Exhibit 20

Execution Version

LIMITED GUARANTEE

This Limited Guarantee, dated as of December 15, 2015 (this “Limited Guarantee”), is made by Mr. Zhanshan XIE (including his assigns, the “Guarantor”), in favor of Bona Film Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”). Reference is hereby made to the Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among Mountain Tiger International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Mountain Tiger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands that is a subsidiary of Parent (“Merger Sub”), and the Guaranteed Party. Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Merger Agreement.

1. Limited Guarantee. The Guarantor hereby absolutely, irrevocably and unconditionally guarantees to the Guaranteed Party, subject to the terms and conditions hereof, but only up to the Maximum Amount (as defined below), 3.88% of Parent’s obligation (the “Guaranteed Obligation”) to pay to the Guaranteed Party the Parent Termination Fee if and when required pursuant to Section 8.2(c) of the Merger Agreement; provided that the maximum aggregate liability of the Guarantor hereunder shall not exceed $1,164,352.81 (the “Maximum Amount”), and the Guaranteed Party hereby agrees that (a) the Guarantor shall in no event be required to pay more than the Maximum Amount under or in respect of this Limited Guarantee and (b) the Guarantor shall not have any obligation or liability to any Person (including, without limitation, to the Guaranteed Party’s equityholders, Affiliates and/or Subsidiaries) relating to, arising out of or in connection with this Limited Guarantee, the Merger Agreement or the Equity Commitment Letter (as defined below) other than as expressly set forth herein or in the Equity Commitment Letter.

2. Terms of Limited Guarantee.

(a) This Limited Guarantee is one of payment, not collection, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Limited Guarantee, irrespective of whether any action is brought against Parent or any other Person or whether Parent or any other Person is joined in any such action or actions; provided that no action or actions may be brought against the Guarantor under this Limited Guarantee unless such action or actions are also brought simultaneously against the guarantor (each, an “Other Guarantor”) under each other Limited Guarantee dated as of the date hereof delivered in connection with the Merger Agreement, and the Guaranteed Party shall not release any of the Other Guarantors from any obligations under such other Limited Guarantees or amend or waive any provision of such other Limited Guarantees except to the extent the Guarantor under this Limited Guarantee is released or the provisions of this Limited Guarantee are amended or waived on terms and conditions no less favorable than those applicable to the other Limited Guarantees. Notwithstanding anything to the contrary contained in this Limited Guarantee or any other document, the obligations of the Guarantor under this Limited Guarantee and of the Other Guarantors under the other Limited Guarantees dated as of the date hereof delivered in connection with the Merger Agreement shall be several and not joint.

(b) The liability of the Guarantor under this Limited Guarantee shall, to the fullest extent permitted under applicable Laws, be absolute, irrevocable and unconditional, irrespective of:

(i) the value, genuineness, validity, illegality or enforceability of the Merger Agreement or the letter agreement dated as of the date hereof between the Guarantor and Parent, pursuant to which the Guarantor has agreed to make a certain equity contribution to Parent (the “Equity Commitment Letter”) or any other agreement or instrument referred to herein or therein;

(ii) any release or discharge of any obligation of Parent contained in the Merger Agreement resulting from any change in the corporate existence, structure or ownership of Parent, or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding affecting Parent or any of its assets;

(iii) any amendment or modification of the Merger Agreement, or any change in the manner, place or terms of payment or performance of, any change or extension of the time of payment or performance of, or any renewal or alteration of any Guaranteed Obligation, any escrow arrangement or other security therefor, or any liability incurred directly or indirectly in respect thereof;

(iv) the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent or the Guaranteed Party, whether in connection with any Guaranteed Obligation or otherwise;

(v) the failure of the Guaranteed Party to assert any claim or demand or enforce any right or remedy against Parent or the Guarantor or any other Person primarily or secondarily liable with respect to any Guaranteed Obligation (other than as and if required by Section 2(a));

(vi) the adequacy of any other means the Guaranteed Party may have of obtaining repayment of the Guaranteed Obligation; or

(vii) any other act or omission that may in any manner or to any extent vary the risk of the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity (other than as a result of payment of the Guaranteed Obligation in accordance with its terms);

other than in each case with respect to (A) defenses to the payment of the Guaranteed Obligation that are applicable to Parent under the Merger Agreement or (B) breach by the Guaranteed Party of this Limited Guarantee, including, without limitation, the limitations set forth in Section 3 below), and, notwithstanding any other provision of this Limited Guarantee to the contrary, the Guarantor may assert, as a defense to, or release or discharge of, any payment or performance by the Guarantor under this Limited Guarantee, any claim, set-off, deduction, defense or release that Parent or Merger Sub could assert against the Guaranteed Party under the terms of, or with respect to, the Merger Agreement that would relieve each of Parent and Merger Sub of its obligations under the Merger Agreement with respect to the Guaranteed Obligation.

(c) The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of the Guaranteed Obligation and notice of or proof of reliance by the Guaranteed Party upon this Limited Guarantee or acceptance of this Limited Guarantee. Without expanding the obligations of the Guarantor hereunder, the Guaranteed Obligation shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guarantee, and all dealings between Parent and/or the Guarantor, on the one hand, and the Guaranteed Party, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guarantee. Except as provided in Section 2(a), when pursuing its rights and remedies hereunder against the Guarantor, the Guaranteed Party shall be under no obligation to pursue such rights and remedies it may have against Parent or any other Person for the Guaranteed Obligation or any right of offset with respect thereto, and any failure by the Guaranteed Party to pursue such other rights or remedies or to collect any payments from Parent or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Guaranteed Party of Parent or any such other Person or any right of offset, shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

(d) The Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein (except for notices to be provided to Parent and its counsel pursuant to the terms of the Merger Agreement).

(e) The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligation hereunder. In the event that any payment to the Guaranteed Party in respect of the Guaranteed Obligation is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment had not been made so long as this Limited Guarantee has not terminated in accordance with its terms.

3. Sole Remedy; No Recourse. The Guaranteed Party acknowledges and agrees that the sole asset of Parent is cash in a de minimis amount and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party further agrees that neither it nor any other Person (including, without limitation, the Guaranteed Party’s equityholders, Affiliates and Subsidiaries) has any right of recovery against, and no personal liability shall attach to, the Guarantor, any Affiliate of the Guarantor, (as applicable) any former, current or future director, officer, employee, agent of the Guarantor or his Affiliates, any former, current or future assignee of the Guarantor, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, controlling person, representative or assignee of any of the foregoing (each such Person, a “Related Person”), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil, by or through a claim by or on behalf of Parent against the Guarantor or any Related Person (except for any claim to compel Parent to enforce the Equity Commitment Letter in accordance with the terms thereof), or otherwise, except for its rights against the Guarantor under this Limited Guarantee. Recourse against the Guarantor under this Limited Guarantee and the Guaranteed Party’s third party beneficiary rights under the Equity Commitment Letter (as provided in the Merger Agreement) shall be the sole and exclusive remedy of (i) the Guaranteed Party and (ii) all of the Guaranteed Party’s

equityholders, Affiliates and Subsidiaries against the Guarantor and any Related Person (other than Parent) in respect of any liabilities or obligations arising under, or in connection with, this Limited Guarantee, the Merger Agreement, the Equity Commitment Letter or the transactions contemplated hereby or thereby, including by piercing the corporate, limited liability company or limited partnership veil or by a claim by or on behalf of Parent. The Guaranteed Party hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates and Subsidiaries not to institute, any proceeding or bring any other claim arising under, or in connection with, this Limited Guarantee, the Merger Agreement, the Equity Commitment Letter or the transactions contemplated hereby or thereby (or the failure of such to be consummated), against the Guarantor or any Related Person, except for (A) claims of the Guaranteed Party against the Guarantor under and in accordance with this Limited Guarantee, (B) claims of the Guaranteed Party against Parent or Merger Sub under and in accordance with the Merger Agreement and (C) the exercise of the Guaranteed Party’s third party beneficiary rights under and in accordance with the Equity Commitment Letter (as provided in the Merger Agreement), and the Guaranteed Party hereby, on behalf of itself and its Affiliates and Subsidiaries, waives any and all claims arising under, or in connection with, the Merger Agreement, this Limited Guarantee, the Equity Commitment Letter or, in each case, the transactions contemplated hereby or thereby against the Guarantor or any Related Person and releases such Persons from such claims, in each case, except for claims described in clauses (A), (B) and (C) of this sentence (each, a “Permitted Claim”). Nothing set forth in this Limited Guarantee shall confer or give or shall be construed to confer or give to any Person (including any Person acting in a representative capacity) other than the Guaranteed Party any rights or remedies against any Person, including the Guarantor, except as expressly set forth herein.

4. Subrogation. The Guarantor will not exercise against Parent any rights of subrogation or contribution, whether arising by contract or operation of law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by him pursuant to the provisions of Section 1 hereof unless and until the Guaranteed Obligation has been paid in full.

5. Termination. This Limited Guarantee shall terminate (and the Guarantor shall have no further obligations hereunder) upon the earliest to occur of (a) the Effective Time, (b) the payment in full of the Guaranteed Obligation, (c) any termination of Guarantor’s obligation under the Equity Commitment Letter pursuant to Section 4(c) thereof, and (d) the termination of the Merger Agreement in accordance with its terms by mutual consent of Parent and the Guaranteed Party or under circumstances in which Parent and Merger Sub would not be obligated to pay the Parent Termination Fee in accordance with the Merger Agreement. Notwithstanding the immediately preceding parenthetical, all obligations of the Guarantor hereunder shall expire automatically three months after the termination of the Merger Agreement for any reason without any further obligations of the Guarantor hereunder, unless a claim for payment of the Guaranteed Obligation is made prior to the end of such three-month period. In the event that the Guaranteed Party or any of its equityholders, Affiliates or Subsidiaries asserts in any litigation or other proceeding relating to this Limited Guarantee or the Merger Agreement (i) that the provisions hereof (including, without limitation, Section 1 hereof limiting the Guarantor’s aggregate liability to the Maximum Amount or Section 3 hereof relating to the sole and exclusive remedies of the Guaranteed Party and its equityholders, Affiliates and Subsidiaries against the Guarantor or any Related Person) are illegal, invalid or unenforceable, in whole or in part, or (ii) any theory of liability against the Guarantor or any Related Person or any other Guarantor under the other Limited Guarantees dated as of the date hereof or any Related Person of any such other Guarantor with respect to the transactions contemplated by this Limited Guarantee, the Equity Commitment Letter or the Merger Agreement other than any Permitted Claim, then (x) the obligations of the Guarantor under this Limited Guarantee shall terminate ab initio and be null and void, (y) if the Guarantor has previously made any payments under this Limited Guarantee, he shall be entitled to recover such payments from the Guaranteed Party and (z) neither the Guarantor nor any Related Person shall have any liability to the Guaranteed Party or any of its equityholders, Affiliates or Subsidiaries with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement or this Limited Guarantee.

6. Continuing Guarantee. Except to the extent terminated pursuant to the provisions of Section 5 hereof, this Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligation, shall be binding upon the Guarantor and his assigns, and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its successors, permitted transferees and permitted assigns; provided that notwithstanding anything to the contrary in this Limited Guarantee, the provisions of this Limited Guarantee that are for the benefit of any Related Person (including the provisions of Sections 3, 5, 11, 12 and 15) shall indefinitely survive any termination of this Limited Guarantee for the benefit of the Guarantor and any Related Persons. All obligation to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7. Entire Agreement. This Limited Guarantee, the other Limited Guarantees, the Merger Agreement, the Equity Commitment Letters and any other document contemplated hereby and thereby constitute the entire agreement with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, among Parent and/or the Guarantor or any of their respective Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand, and this Limited Guarantee is not intended to and shall not confer upon any Person (including, without limitation, the Guaranteed Party’s equityholders, Affiliates and Subsidiaries) other than the parties hereto and any Related Person any rights or remedies expressly provided herein.

8. Amendments and Waivers. Any provision of this Limited Guarantee may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Guarantor and the Guaranteed Party or, in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9. Counterparts. This Limited Guarantee may be executed in counterparts (including by facsimile or electronically transmitted signature pages), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

10. Notices. All notices, requests, claims, demands and other communications hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable international overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

if to the Guarantor:

c/o Global Incorporations Limited

Suite 1107, Office Tower C1, Oriental Plaza

No.1 East Chang An Avenue

Beijing 100738, China

Facsimile: +86 10 8525 5544

Email:       xie550713@163.com

with a copy to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Attention: David Zhang

                 Jesse Sheley

Facsimile: +852-3761-3301

Email:       david.zhang@kirkland.com

                  jesse.sheley@kirkland.com

If to the Guaranteed Party, as provided in Section 9.2 of the Merger Agreement.

11. Governing Law. This Limited Guarantee shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

12. Jurisdiction; Waiver of Service of Process.

(a) Jurisdiction. In the event any dispute arises among the parties hereto out of or in relation to this Limited Guarantee, including any dispute regarding its breach, termination or validity, the parties shall attempt in the first instance to resolve such dispute through friendly consultations. If any dispute has not been resolved by friendly consultations within thirty (30) days after any party has served written notice on the other parties requesting the commencement of such consultations, then any party may demand that the dispute be finally settled by arbitration in accordance with the following provisions of this Section 12. The arbitration shall be conducted in accordance with the Hong Kong International Arbitration Centre (“HKIAC”) Administered Rules in force when a notice of arbitration is submitted. The seat and venue of the arbitration shall be Hong Kong and the language of the arbitration shall be English. The appointing authority shall be the HKIAC. There shall be three arbitrators. One arbitrator shall be nominated by the claimant(s), irrespective of number, and one arbitrator shall be nominated by the respondent(s), irrespective of number. If the respondent(s) shall abstain from nominating their arbitrator, the HKIAC shall appoint such arbitrator. The two arbitrators so chosen shall select a third arbitrator; provided that if such two arbitrators shall fail to choose a third arbitrator within 30 days after such two arbitrators have been selected, the HKIAC, upon the request of any party, shall appoint a third arbitrator. The third arbitrator shall be the presiding arbitrator. The parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it shall not be disclosed beyond the tribunal, the parties, their legal and professional advisers, and any Person necessary for the conduct of the arbitration, unless otherwise required by Law or the parties hereto otherwise agree in writing. The parties agree that all documents and evidence submitted in the arbitration (including without limitation any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless otherwise required by Law or the parties hereto otherwise agree in writing. Upon and after the submission of any dispute to arbitration, the parties shall continue to exercise their remaining respective rights, and fulfill their remaining respective obligations under this letter agreement, except insofar as the same may relate directly to the matters in dispute. The parties hereby agree that any arbitration award rendered in accordance with the provisions of this Section 12 shall be final and binding upon them, and the parties further agree that such award may be enforced by any court having jurisdiction over the party against which the award has been rendered or the assets of such party wherever the same may be located.

(b) Service of Process. Each party hereby (i) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Limited Guarantee in any manner permitted by New York law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10, will constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

13. Representations and Warranties. Each of the Guarantor and the Guaranteed Party hereby represents and warrants to the other party that: (a) he/it has all necessary power and authority to execute, deliver and perform this Limited Guarantee; (b) in the case of the Guaranteed Party, the execution, delivery and performance of this Limited Guarantee by it has been duly and validly authorized and approved by all necessary action, and no other proceedings or actions on the part of such party are necessary therefor; (c) this Limited Guarantee has been duly and validly executed and delivered by him/it and constitutes a valid and legally binding obligation of him/it, enforceable against him/it in accordance with its terms (subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law)); (d) the execution, delivery and performance by him/it of this Limited Guarantee do not and will not violate its organizational documents (if applicable) or violate any applicable Law or conflict with any material agreement binding on him/it; (e) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guarantee by him/it have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guarantee; and (f) for so long as this Limited Guarantee shall remain in effect in accordance with its terms, the Guarantor or his Affiliates shall have the cash on hand and/or capital commitments required to fund the Guaranteed Obligation.

14. No Assignment. Neither this Limited Guarantee nor any of the rights, interests or obligations hereunder shall be assignable without the prior written consent of the Guaranteed Party (in the case of an assignment by the Guarantor) or the Guarantor (in the case of an assignment by the Guaranteed Party).

15. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS LIMITED GUARANTEE HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 15.

16. Severability. Any term or provision of this Limited Guarantee which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Limited Guarantee in any jurisdiction and, if any provision of this Limited Guarantee is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable; provided that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of Sections 3 and 5 hereof. No party hereto shall assert, and each party shall cause its/his respective equityholders, Affiliates and Subsidiaries not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable.

17. Headings. Headings of the Sections of this Limited Guarantee are for convenience only and shall be given no substantive or interpretive effect whatsoever.

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IN WITNESS WHEREOF, the undersigned have caused this Limited Guarantee to be executed and delivered as of the date first written above.

Zhanshan XIE

/s/ Zhanshan XIE

SIGNATURE PAGE TO LIMITED GUARANTEE

IN WITNESS WHEREOF, the undersigned have caused this Limited Guarantee to be executed and delivered as of the date first written above.

BONA FILM GROUP LIMITED

By:	/s/ Daqing Dave Qi
Name: Daqing Dave Qi
Title: Chairman of the Independent Committee

SIGNATURE PAGE TO LIMITED GUARANTEE